Exhibit 99.2

MRI INTERVENTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31, 2017		Pro Forma Adjustments		Pro Forma March 31, 2017
ASSETS
Current Assets:
Cash and cash equivalents	$1,969,597		$12,068,105	(1)	$14,037,702
Accounts receivable	1,009,775				1,009,775
Inventory, net	1,809,020				1,809,020
Prepaid expenses and other current assets	95,625				95,625
Total current assets	4,884,017		12,068,105		16,952,122
Property and equipment, net	383,534				383,534
Software license inventory	906,900				906,900
Other assets	16,300				16,300
Total assets	$6,190,751		$12,068,105		$18,258,856

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,308,056	$			$1,308,056
Accrued compensation	811,951				811,951
Other accrued liabilities	618,839				618,839
Derivative liabilities	224,219		252,919	(2)	477,138
Deferred product and service revenues	263,097				263,097
Total current liabilities	3,226,162		252,919		3,479,081
Accrued interest	577,125				577,125
Senior secured note payable	2,000,000				2,000,000
2014 junior secured notes payable, net of unamortized discount and deferred issuance costs	1,814,312				1,814,312
2010 junior secured notes payable, net of unamortized discount	778,064				778,064
Total liabilities	8,395,663		252,919		8,648,582
Commitments and contingencies
Stockholders’ deficit:
Preferred stock	–				–
Common stock	36,220		66,250	(1)	102,470
Additional paid-in capital	93,283,370		12,001,855	(1)	105,285,225
Accumulated deficit	(95,524,502)		(252,919	)(2)	(95,777,421)
Total stockholders’ equity (deficit)	(2,204,912)		11,815,186		9,610,274
Total liabilities and stockholders’ equity (deficit)	$6,190,751		$12,068,105		$18,258,856

(1)	Reflects the receipt of net proceeds of $12,068,105 in the Financing Transaction.
(2)	Reflects the change in value of certain common stock warrants accounted for as derivative liabilities due to their net-cash settlement provisions, which provisions were triggered by the Financing Transaction.